COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

June 22, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Series Trust

    Columbia International Opportunities Fund (prior to 5/1/15 known as

        Columbia Marsico International Opportunities Fund)

    Columbia Select International Equity Fund (prior to 5/1/15 known as

        Columbia Multi-Advisor International Equity Fund)

Post-Effective Amendment No. 140 File Nos. 333-89661 / 811-09645
	Columbia Funds Series Trust II Columbia Global Equity Value Fund (prior to 9/5/14 known as Columbia Equity Value Fund)	Post-Effective Amendment No. 127 File Nos. 333-131683 / 811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on June 15, 2015 for the above-referenced Post-Effective Amendments (each a Filing and collectively, the Filings) filed by and on behalf of Columbia Funds Series Trust and Columbia Funds Series Trust II (each a Registrant and collectively, the Registrants) on behalf of their respective series, Columbia International Opportunities Fund, Columbia Select International Equity Fund and Columbia Global Equity Value Fund (each a Fund and collectively, the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

All Funds (unless otherwise indicated)

Comment 1:	Please provide completed Annual Fund Operating Expenses and Example tables with the response letter.

Response:	See Exhibit A to this letter for completed Annual Fund Operating Expenses and Example tables for each Fund.

Comment 2:	Supplementally explain the reason for restating other expenses as referenced in the footnote to the Annual Fund Operating Expenses table.

Response:	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares (as applicable to each Fund) are restated due to changes in transfer agency fees for these share classes, as approved by the Fund’s Board.

Comment 3:	Columbia International Opportunities Fund and Columbia Select International Equity Fund. Disclose in the Principal Investment Strategies section the general market capitalization of equity securities in which the Fund may invest.

Response:	The following disclosure will be added to the Principal Investment Strategies section:

The Fund may invest in equity securities of issuers of any market capitalization.

Comment 4:	Columbia Global Equity Value Fund. Disclose in the Principal Investment Strategies section how the Fund defines “large-cap companies.”

Response:	The first sentence of the fourth paragraph in the Principal Investment Strategies section will be replaced with the following:

The Fund’s investment philosophy is rooted in the belief that a disciplined, systematic, value-oriented approach to investing with a focus on large-cap companies provides investors with a strong opportunity for long-term growth of capital. The Fund typically focuses its investment in equity securities of companies that have market capitalizations in the range of the companies in the MSCI World Value Index (Net) (the Index) at the time of purchase (between $1.6 billion and $380 billion as of May 31, 2015). The market capitalization range and composition of the companies in the Index are subject to change. The following additional disclosure will be included in the More Information About the Fund Principal Investment Strategies section: As such, the size of the companies in which the Fund invests may change. As long as an investment continues to meet the Fund’s other investment criteria, the Fund may choose to continue to hold a stock even if the company’s market capitalization grows beyond the market capitalization of the largest company within the Index or falls below the market capitalization of the smallest company within the Index.

Comment 5:	Columbia International Opportunities Fund and Columbia Select International Equity Fund. The Principal Investment Strategies section states that the Fund invests in equity securities of “companies located in at least three countries other than the United States, including emerging market countries.” Supplementally explain how this criterion meets the economic test referenced in footnote 42 to the Investment Company Act Release No. 24828 (January 17, 2001).

Response:	The existing disclosure reflects that the Fund intends to invest in securities of companies that are tied economically to a number of countries throughout the world, which is in accord with the referenced footnote 42. In that regard, as of their most recent fiscal year ends, Columbia International Opportunities Fund invested in 14 non-U.S. countries with 13.2% of its total assets in U.S. issuers and Columbia Select International Equity Fund invested in 21 non-U.S. countries with 1.7% of its total assets in U.S. issuers.

Comment 6:	The Principal Investment Strategies section states that the Fund may from time to time “focus its investments in certain countries or geographic areas” and “may emphasize one or more economic sectors in selecting its investments.” Please ensure appropriate Principal Investment Strategies and Principal Risk disclosures are included on such particular countries, geographic areas and/or specific sectors that the Fund intends to focus its investments in.

Response:	Appropriate revisions will be made.

Comment 7:	Please confirm that the Fund’s derivatives-related Principal Investment Strategies disclosure is consistent with the observations outlined in the Barry Miller letter titled “Derivatives-Related Disclosures by Investment Companies.”

Response:	So confirmed.

Comment 8:	If the Fund engages in short selling, please confirm that any interest and dividend expense will be included in the operating expenses of the Fund’s fee and expense table.

Response:	So confirmed.

Comment 9:	If appropriate, add small- and mid-cap company securities risk disclosure to the Principal Risks section.

Response:	Risks of investing in small- and mid-cap company securities will be added to the Principal Risks section for Columbia International Opportunities Fund and Columbia Select International Equity Fund. Columbia Global Equity Value Fund will not add such disclosure at this time since the Fund currently intends to principally focus its investments in securities of large-capitalization companies.

Comment 10:	Please provide completed performance bar charts and Average Annual Total Returns tables with the response letter.

Response:	See Exhibit B to this letter for the completed bar chart and Average Annual Total Returns table for each Fund.

Comment 11:	If the Fund has a non-fundamental investment objective and the Fund has a policy that it will provide notice to shareholders if the investment objective changes, state so as a part of Item 9.

Response:	Funds that may change their investment objective without shareholder approval and are subject to Rule 35d-1 of the Investment Company Act of 1940 (the 1940 Act) have adopted a non-fundamental policy to provide notice to shareholders of such a change. Accordingly, the following disclosure will be included for such Funds, including Columbia Select International Equity Fund, in response to Item 9 of Form N-1A:

Shareholders will be given 60 days advance written notice of a change to the Fund’s investment objective if such a change is made in connection with a change to the Fund’s name.

Comment 12:	Consider changing the word “concentration” in Principal Risks titled “Geographic Concentration Risk.”

Response:	The word “concentration will be replaced with another word, such as “focus,” in Principal Risks currently titled “Geographic Concentration Risk.”

STATEMENT OF ADDITIONAL INFORMATION COMMENT:

All Funds

Comment 13:	In the Fundamental Policies section, for purposes of the concentration policy (D6 for Columbia International Opportunities Fund and Columbia Select International Equity Fund, and D1 for Columbia Global Equity Value Fund), please add disclosure indicating that each Fund will consider the concentration policies of underlying funds when complying with its concentration policy.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

In connection with the above-referenced Filings, the Registrants hereby acknowledge the following:

The disclosures in the Filings are the responsibility of the Registrants and each Registrant is fully responsible for the adequacy or accuracy of the disclosures in its Filing. Each Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and each Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust
Columbia Funds Series Trust II

EXHIBIT A – Annual Fund Operating Expenses and Example tables

Columbia International Opportunities Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class B		Class C		Classes I, R, R4 and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class R	Class R4	Class Z

Management fees(d)	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.50%	0.00%	0.00%

Other expenses(e)	0.34%	0.34%	0.34%	0.18%	0.34%	0.34%	0.34%

Total annual Fund operating expenses	1.46%	2.21%	2.21%	1.05%	1.71%	1.21%	1.21%

Less: Fee waivers and/or expense reimbursements(f)	(0.04%)	(0.04%)	(0.04%)	(0.03%)	(0.04%)	(0.04%)	(0.04%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.42%	2.17%	2.17%	1.02%	1.67%	1.17%	1.17%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.
(d)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. Advisory fees and administrative services fees payable pursuant to separate prior agreements amounted to 0.79% and 0.08% of average daily net assets of the Fund, respectively.
(e)	Other expenses for Class A, Class B, Class C, Class R, Class R4 and Class Z shares have been restated to reflect current fees paid by the Fund.
(f)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until June 30, 2016, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.42% for Class A, 2.17% for Class B, 2.17% for Class C, 1.02% for Class I, 1.67% for Class R, 1.17% for Class R4 and 1.17% for Class Z.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$711	$1,006	$1,323	$2,218
Class B (assuming redemption of all shares at the end of the period)	$720	$987	$1,381	$2,352
Class B (assuming no redemption of shares)	$220	$687	$1,181	$2,352
Class C (assuming redemption of all shares at the end of the period)	$320	$687	$1,181	$2,541

Class C (assuming no redemption of shares)	$220	$687	$1,181	$2,541
Class I (whether or not shares are redeemed)	$104	$331	$576	$1,280
Class R (whether or not shares are redeemed)	$170	$535	$924	$2,016
Class R4 (whether or not shares are redeemed)	$119	$380	$661	$1,462
Class Z (whether or not shares are redeemed)	$119	$380	$661	$1,462

Columbia Select International Equity Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class B		Class C		Classes I, K, R, R4, R5, W, Y and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class K	Class R	Class R4	Class R5	Class W	Class Y	Class Z
Management fees(d)	0.86%	0.86%	0.86%	0.86%	0.86%	0.86%	0.86%	0.86%	0.86%	0.86%	0.86%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%

Other expenses(e)	0.37%	0.37%	0.37%	0.09%	0.39%	0.37%	0.37%	0.14%	0.37%	0.09%	0.37%
Total annual Fund operating expenses	1.48%	2.23%	2.23%	0.95%	1.25%	1.73%	1.23%	1.00%	1.48%	0.95%	1.23%
Less: Fee waivers and/or expense reimbursements(f)	(0.06%)	(0.06%)	(0.06%)	0.00%	0.00%	(0.06%)	(0.06%)	0.00%	(0.06%)	0.00%	(0.06%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.42%	2.17%	2.17%	0.95%	1.25%	1.67%	1.17%	1.00%	1.42%	0.95%	1.17%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.
(d)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. Advisory fees and administrative services fees payable pursuant to separate prior agreements amounted to 0.78% and 0.08% of average daily net assets of the Fund, respectively.
(e)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares have been restated to reflect current fees paid by the Fund.
(f)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until June 30, 2016, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.42% for Class A, 2.17% for Class B, 2.17% for Class C, 0.98% for Class I, 1.28% for Class K, 1.67% for Class R, 1.17% for Class R4, 1.03% for Class R5, 1.42% for Class W, 0.98% for Class Y and 1.17% for Class Z.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$711	$1,010	$1,331	$2,237
Class B (assuming redemption of all shares at the end of the period)	$720	$991	$1,389	$2,371
Class B (assuming no redemption of shares)	$220	$691	$1,189	$2,371
Class C (assuming redemption of all shares at the end of the period)	$320	$691	$1,189	$2,560
Class C (assuming no redemption of shares)	$220	$691	$1,189	$2,560
Class I (whether or not shares are redeemed)	$97	$303	$525	$1,166
Class K (whether or not shares are redeemed)	$127	$397	$686	$1,511
Class R (whether or not shares are redeemed)	$170	$539	$933	$2,036
Class R4 (whether or not shares are redeemed)	$119	$384	$670	$1,483
Class R5 (whether or not shares are redeemed)	$102	$318	$552	$1,225
Class W (whether or not shares are redeemed)	$145	$462	$802	$1,763
Class Y (whether or not shares are redeemed)	$97	$303	$525	$1,166
Class Z (whether or not shares are redeemed)	$119	$384	$670	$1,483

Columbia Global Equity Value Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class B		Class C		Classes I, K, R, R4, R5, W, Y and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class K	Class R	Class R4	Class R5	Class W	Class Y	Class Z
Management fees(d)	0.69%	0.69%	0.69%	0.69%	0.69%	0.69%	0.69%	0.69%	0.69%	0.69%	0.69%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%

Other expenses(e)	0.22%	0.22%	0.22%	0.04%	0.34%	0.22%	0.22%	0.09%	0.22%	0.04%	0.22%
Total annual Fund operating expenses	1.16%	1.91%	1.91%	0.73%	1.03%	1.41%	0.91%	0.78%	1.16%	0.73%	0.91%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.
(d)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. Advisory fees and administrative services fees payable pursuant to separate prior agreements amounted to 0.63% and 0.06% of average daily net assets of the Fund, respectively.
(e)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares have been restated to reflect current fees paid by the Fund.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$686	$922	$1,177	$1,903
Class B (assuming redemption of all shares at the end of the period)	$694	$900	$1,232	$2,038
Class B (assuming no redemption of shares)	$194	$600	$1,032	$2,038
Class C (assuming redemption of all shares at the end of the period)	$294	$600	$1,032	$2,233
Class C (assuming no redemption of shares)	$194	$600	$1,032	$2,233
Class I (whether or not shares are redeemed)	$75	$233	$406	$906
Class K (whether or not shares are redeemed)	$105	$328	$569	$1,259
Class R (whether or not shares are redeemed)	$144	$446	$771	$1,691
Class R4 (whether or not shares are redeemed)	$93	$290	$504	$1,120
Class R5 (whether or not shares are redeemed)	$80	$249	$433	$966
Class W (whether or not shares are redeemed)	$118	$368	$638	$1,409
Class Y (whether or not shares are redeemed)	$75	$233	$406	$906
Class Z (whether or not shares are redeemed)	$93	$290	$504	$1,120

EXHIBIT B – Performance Bar Charts and Average Annual Total Returns tables

Columbia International Opportunities Fund

Year by Year Total Return (%) as of December 31 Each Year*

[bar chart]

19.74%	23.34%	19.99%	-50.78%	37.98%	13.74%	-15.93%	17.84%	20.14%	-4.80%
2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

*	Year to Date return as of March 31, 2015: 5.17%

Best and Worst Quarterly Returns During the Period Shown in the Bar Chart

Best	2nd Quarter 2009	26.57%
Worst	4th Quarter 2008	-27.68%

Average Annual Total Returns After Applicable Sales Charges (for periods ended December 31, 2014)

	Share Class Inception Date	1 Year	5 Years	10 Years
Class A	08/01/2000

returns before taxes		-10.24%	3.97%	3.87%

returns after taxes on distributions		-10.15%	3.94%	3.27%

returns after taxes on distributions and sale of Fund shares		-5.63%	3.19%	3.19%

Class B returns before taxes	08/01/2000	-10.31%	4.08%	3.70%

Class C returns before taxes	08/01/2000	-6.53%	4.41%	3.71%

Class I returns before taxes	09/27/2010	-4.44%	5.68%	4.72%

Class R returns before taxes	01/23/2006	-5.02%	4.95%	4.23%

Class R4 returns before taxes	11/08/2012	-4.56%	5.31%	4.54%

Class Z returns before taxes	08/01/2000	-4.65%	5.47%	4.74%

MSCI EAFE Index (Net) (reflects reinvested dividends net of withholding taxes but reflects no deductions for fees, expenses or other taxes)		-4.90%	5.33%	4.43%

Columbia Select International Equity Fund

Year by Year Total Return (%) as of December 31 Each Year*

[bar chart]

13.82%	24.95%	14.21%	-47.04%	31.13%	8.70%	-13.39%	17.91%	14.49%	-6.03%
2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

*	Year to Date return as of March 31, 2015: 5.09%

Best and Worst Quarterly Returns During the Period Shown in the Bar Chart

Best	2nd Quarter 2009	25.94%
Worst	4th Quarter 2008	-24.41%

Average Annual Total Returns After Applicable Sales Charges (for periods ended December 31, 2014)

	Share Class Inception Date	1 Year	5 Years	10 Years
Class A	06/03/1992

returns before taxes		-11.44%	2.39%	2.42%

returns after taxes on distributions		-11.33%	2.32%	1.79%

returns after taxes on distributions and sale of Fund shares		-6.37%	2.00%	2.09%

Class B returns before taxes	06/07/1993	-11.44%	2.47%	2.25%

Class C returns before taxes	06/17/1992	-7.71%	2.84%	2.26%

Class I returns before taxes	09/27/2010	-5.56%	4.08%	3.38%

Class K returns before taxes	03/07/2011	-5.87%	3.79%	3.18%

Class R returns before taxes	01/23/2006	-6.34%	3.36%	2.77%

Class R4 returns before taxes	11/08/2012	-5.83%	3.88%	3.28%

Class R5 returns before taxes	11/08/2012	-5.68%	3.95%	3.32%

Class W returns before taxes	09/27/2010	-6.03%	3.63%	3.04%

Class Y returns before taxes	03/07/2011	-5.56%	4.06%	3.37%

Class Z returns before taxes	12/02/1991	-5.86%	3.88%	3.28%

MSCI EAFE Index (Net) (reflects reinvested dividends net of withholding taxes but reflects no deductions for fees, expenses or other taxes)		-4.90%	5.33%	4.43%

Columbia Global Equity Value Fund

Year by Year Total Return (%) as of December 31 Each Year*

[bar chart]

11.78%	20.27%	6.81%	-39.43%	28.26%	14.25%	-6.22%	15.49%	30.59%	6.99%
2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

*	Year to Date return as of March 31, 2015: 0.02%

Best and Worst Quarterly Returns During the Period Shown in the Bar Chart

Best	3rd Quarter 2009	17.57%
Worst	4th Quarter 2008	-23.90%

Average Annual Total Returns After Applicable Sales Charges (for periods ended December 31, 2014)

	Share Class Inception Date	1 Year	5 Years	10 Years
Class A	03/20/1995

returns before taxes		0.80%	10.26%	6.16%

returns after taxes on distributions		-2.53%	9.16%	5.15%

returns after taxes on distributions and sale of Fund shares		3.19%	8.15%	4.82%

Class B returns before taxes	05/14/1984	1.60%	10.47%	5.98%

Class C returns before taxes	06/26/2000	5.26%	10.73%	5.98%

Class I returns before taxes	03/04/2004	7.52%	12.05%	7.24%

Class K returns before taxes	03/20/1995	7.19%	11.75%	6.97%

Class R returns before taxes	12/11/2006	6.66%	11.28%	6.53%

Class R4 returns before taxes	12/11/2006	7.23%	11.70%	6.83%

Class R5 returns before taxes	12/11/2006	7.32%	11.98%	7.12%

Class W returns before taxes	12/01/2006	6.95%	11.51%	6.75%

Class Y returns before taxes	02/28/2013	7.46%	11.75%	6.88%

Class Z returns before taxes	09/27/2010	7.25%	11.83%	6.91%

MSCI World Value Index (Net) (reflects reinvested dividends net of withholding taxes but reflects no deductions for fees, expenses or other taxes)		3.69%	9.31%	5.26%

MSCI World Index (Net) (reflects reinvested dividends net of withholding taxes but reflects no deductions for fees, expenses or other taxes)		4.94%	10.20%	6.03%

Russell 1000 Value Index (reflects no deductions for fees, expenses or taxes)		13.45%	15.42%	7.30%